

July 9, 2010

Weibing Lu
Chief Executive Officer
Skystar Bio-Pharmaceutical Company
Room 10601
Jiezuo Plaza, No.4, Fenghui Road South,
Gaoxin District, Xian Province, P.R. China

> **Re:** **Skystar Bio-Pharmaceutical Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Period Ended March 31, 2010**
> **File Number: 001-34394**

Dear Mr. Lu:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements
Note 14 – Capital Transactions
Equity Offering, page F-22

1. It appears that the stock options granted to employees of the underwriters of your 2009 public offering are denominated in U.S. dollars. Please explain to us why you have not apparently classified these warrants as liabilities similar to the warrants you discuss on pages F-8 and F-21. Please see ASC 815-40-15-7I and 815-40-55-36. Please reference for us the authoritative literature you relied upon to support your accounting.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Accounts Receivable, page 5

2. The quality of your accounts receivable appear to have deteriorated since December 31, 2009. In this regard, it appears that:
    o your receivables outstanding for 30 days or less deteriorated from 93.4% of gross receivables at December 31, 2009 to 62.1% of gross receivables at March 31, 2010;
    o your receivables outstanding for 121 days or longer increased from 1.8% of gross receivables at December 31, 2009 to 16.2% of gross receivables at March 31, 2010;
    o your receivables outstanding for 91 to 120 days increased from 0.5% of gross receivables at December 31, 2009 to 5.0% of gross receivables at March 31, 2010; and
    o your days sales outstanding, calculated by determining a daily sales average from the most recent quarter's revenues deteriorated from approximately 39 days outstanding at December 31, 2009 to approximately 70 days at March 31, 2010.

    Please revise your disclosure to explain why the aging of your receivables and the days sales outstanding have increased during the first quarter of 2010. In addition, please revise your liquidity discussion in MD&A to reconcile your statement that your increase in cash flows from operating activities was partially "attributable to improved accounts receivable collections" when your receivable quality has appeared to deteriorate.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

    • the company is responsible for the adequacy and accuracy of the disclosure in the filings;
    • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
    • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response, as well as any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant